UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2022

Commission file number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant's name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SAP SE

FORM 6-K

On July 21, 2022, SAP SE, (“SAP"), issued a quarterly statement (the “Quarterly Statement”) announcing SAP’s financial results for the second quarter ended June 30, 2022. The Quarterly Statement is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On July 26, 2022, SAP filed a half-year report with Deutsche Boerse AG for the first half ended June 30, 2022 (the “Half-Year Report”). The Half-Year Report is attached as Exhibit 99.2 hereto and incorporated by reference herein.

The Quarterly Statement and the Half-Year Report disclose certain non-IFRS measures. These measures are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS.

Please refer to Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx) for further information regarding the non-IFRS measures.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (the "SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

This filing is also intended to fulfil the NYSE rules set forth in Sections 103.00 and 203.03.

EXHIBITS

Exhibit No.	Exhibit

99.1	Quarterly Statement dated July 21, 2022
99.2	Half-Year Report dated July 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christopher Sessar

Name:	Dr. Christopher Sessar
Title:	Chief Accounting Officer

By:	/s/ Christian Kastler

Name:	Christian Kastler
Title:	Co-Head of Corporate Accounting and Reporting

Date: July 26, 2022

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Quarterly Statement dated July 21, 2022
99.2	Half-Year Report dated July 21, 2022

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